FORM C-AR

Annual Company Report 2024
3360 Frankford, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer is not required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	3360 Frankford LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware, merged from an initial formation in Pennsylvania.
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 10, 2022
Kind of Entity (Use One)	Limited liability Company
Street Address	3525 I Street Philadelphia, Pennsylvania 19134 United States
Website Address	http://www.shiftcapital.us

	2023	2024
Total Assets	$6,559,401.24	$7,527,191.36
Cash & Equivalents	$634,561.17	$264,145.31
Account Receivable	$0.00	$1,837.00
Short-Term Debt	$1,110,875.54	$266,848.90
Long-Term Debt	$4,453,327.70	$3,900,000
Revenues/Sales	$0.00	$11,448.32
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$7,337.50	$6,386.06
Net Income	$0.00	$-343,267.06

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Joseph Brian Murray	
All positions with the Company and How Long for Each Position	**Position:** Shift Operations, LLC, the Company's Manager	**How Long:** Since January 10, 2022.
Business Experience During Last Three Years (Brief Description)	CEO of Shift Capital LLC	
Principal Occupation During Last Three Years	Real Estate Developer leading the operations and decision-making for the Shift Neighborhood Fund	
Has this Person Been Employed by Anyone Else During the Last Three Years?	No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

Person #2

Name	Alex Robles	
All positions with the Company and How Long for Each Position	**Position:** Development Manager, co-developer and Class A share-holder, 3360 Frankford LLC	**How Long:** Since February 7, 2022
Business Experience During Last Three Years (Brief Description)	Managed impact-driven real estate development projects exceeding $100M in total costs. Launched construction company with expertise in renovations of residential and commercial properties.	
Principal Occupation During Last Three Years	Managing Partner of Voyage Investments & Developer-in- Residence of Shift Capital	

Has this Person Been Employed by Anyone Else During the Last Three Years?	No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Joseph Brian Murray

§227.201(d) – The Company's Business and Business Plan

The Business Plan.

See Exhibit A - The Business Plan

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on employees at the end of the fiscal year, not those you intend to hire.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities were not recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities did not pass upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission did not pass upon the merits of any securities offered or the terms of the offering, nor did it pass upon the accuracy or completeness of any offering document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission did not make an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

§227.201(m) – Terms of the Securities

Overview

In its Regulation Crowdfunding offering, the Company sold "securities" in the form of limited liability company interests, which we refer to as "Class B Shares." Your ownership is governed by the limited liability company Agreement of the Company, dated January 10, 2022, its conversion to a Delaware entity, dated August 23, 2023 and any other amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D and a summary as Exhibit E.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

In General, within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Distributable Cash as follows:

a) First, to the Shift Member until it has received the Shift Priority Amount, taking into account the current distribution and all previous distributions;

b) Second, twenty-nine and 2/10ths percent (29.2%) to the Class A Members and seventy and 8/10ths percent (70.8%) to the Class B Members, until each Class B Member has received an Investor IRR of eight percent (8%);

c) Third, thirty percent (30%) to the Class A Members and seventy percent (70%) to the Class B Members until each Class B Member has received an Investor IRR of twelve percent (12%); and

d) Thereafter, forty percent (40%) to the Class A Members and sixty percent (60%) to the Class B Members.

Distributions made to the Class A Members as a group shall be divided among them based on the number of Class A Shares owned by each, and distributions made to the Class B Members as a group shall be divided among them based on the number of Class B Shares owned by each.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you are a passive Investor.

No Right to Transfer

Class B Shares are illiquid (meaning you might not be able to sell them) for four reasons:

● The LLC Agreement prohibits the sale or other transfer of Class B Shares without the Manager's consent.
● If you want to sell your Class B Shares the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.
● Even if a sale were permitted, there is no ready market for Class B Shares, as there would be for a publicly traded stock.
● For a period of one year, you won't be allowed to transfer the Class B Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Class B Shares until the Company is dissolved.

Modification of Terms of Class B Shares

The terms of the Class B Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class B Shares.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in the Reg CF Offering (which may include the Sponsor and its affiliates) own all the Class B Shares, while all the Class A Shares are owned by the Manager and all Class A Shareholders.

Whereas the owners of the Class B Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who owns 75% of the Class A Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class B Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class B Shares.

Tax Consequences

Please see Exhibit F for a summary of the tax consequences of investing in the Company.

The Person Who Controls the Company

Shift Operations, LLC owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Joseph Brian Murray effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on renting the project, including the terms of any lease.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class B Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class B Shares in the future. If we had to place a value on the Class B Shares, it would be based on the amount of money the owners of the Class B Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Essa Bank & Trust	$3,900,000	7.65%	10/1/2028	

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
August 24, 2023	Reg CF	Preferred Stock	$25,200	Funds were used to fund the project's construction.
August 24, 2023	Rule 506(c)	Preferred Stock	$978,763	Funds were used to fund the project's construction.

227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promoter you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Property Management Fee	TBD	Shift Operations LLC	Shift Operations, LLC is the operating company for Shift Capital, which owns 75% of Class A Shares of 3360 Frankford LLC	4% of gross rent revenues
Asset Management Fee	Annual	Shift Operations LLC	Shift Operations, LLC is the operating company for Shift Capital, which owns 75% of Class A Shares of 3360 Frankford LLC	$15,000
Development Fee	Paid over 2 dates - 10/10/24 & 11/27/2024	Voyage 3360 Frankford LLC	Voyage 3360 Frankford LLC is the special purpose entity for Voyage Investments. Owns 5% of Class A Shares but collects 55% of developer fee.	$160,000
Development Fee	9/27/2024	Shift Operations LLC	Shift Operations, LLC is the operating company for Shift Capital, which owns 75% of Class A Shares of 3360 Frankford LLC	$153,893.42
Leasing Commission	9/27/2024	Shift Operations LLC	Shift Operations, LLC is the operating company for Shift Capital, which owns 75% of Class A Shares of 3360 Frankford LLC	$55,751.33

227.201(s) – The Company's Financial Condition

Liquidity

The Company was initially formed in Pennsylvania on January 10, 2022. On August 23, 2023, the Company converted from a Pennsylvania limited liability company to a Delaware limited liability company and is now governed by the Delaware Limited Liability Company Act. As of now, we have not yet begun operations other than those associated with general start-up, organizational, and construction matters. We have no revenues and very minimal liquid resources (cash).

We used the proceeds of this Offering to build the project, as described in our business plan. We also used debt (borrow money) to finance a portion of the costs.

Capital Resources

In 2022, we purchased the building with capital invested by Class A shareholders. In 2024, we completed construction on the project using the money from Investors in this Offering.

Other than the proceeds we received from both the Reg CF and accompanying Reg D Offering, including amounts invested in the Offering by our principal and affiliates, our only other source of capital is the loan from the bank.

Historical Results of Operations

The tenant, a trade school, occupied the building in August 2024 and began paying rent in March 2025. The school is currently enrolling for the 2024-2025 school year and has exceeded their year 1 enrollment goal of 115; currently the school is at 130+ students.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C aside from the changes shown in §227.201(a) above, described above and shown in our attached financial statements, Exhibit C

227.201(x) – Our Compliance with Reporting Obligations

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: THE BUSINESS PLAN

El Centro De Estudiantes
Big Picture Philadelphia School

SH|FT

Certified
(B)
Corporation

Investment Update / Offering **$2.4 million** Limited Partner Equity

3360 Frankford Ave
Philadelphia, PA

SH|FT   V VOYAGE   el CENTRO de ESTUDIANTES
A Big Picture Philadelphia School

The Opportunity

SHIFT Capital, LLC (the "Sponsor") presents an opportunity to invest in El Centre de Estudiantes Big Picture Philadelphia School (the "Tenant"), an adaptive re-use of a formerly vacant warehouse located at 3360 Frankford Avenue, Philadelphia, PA (the "Property"). **Phase I Construction was completed in June 2024 with the Tenant set to occupy 70% of the building beginning in August 2024.** El Centro de Estudiantes, a School District of Philadelphia partner school, has relocated to our two-story building to improve the job readiness skills and provide workforce training for their students. The creative conversion from a vacant warehouse to an accredited school improves the building's use while **generating long-standing impact and the potential for risk-adjusted returns.**

Deal Highlights

- Phase I of project was completed so construction, financing, and leasing risk have been mitigated
- Good Risk-Adjusted Returns: 14.4% LP IRR / 2.33x Equity Multiple
- ***Impact- Increased enrollment***
  - ***Big Picture started the school year with 100 enrollments grew to 130+ by December 2024***
- **Phase 2 expansion scheduled for Summer 2026**



ORIGINAL STATE OF INTERIOR

OUR VISION COMPLETED

SHIFT × VOYAGE

A "Do Well & Do Good" Opportunity

Phase I Construction of the project was completed in June 2024, greatly de-risking the project while offering the same pre-Phase I limited partner investment terms

Challenges Overcome

During Phase I, our team had to navigate a difficult financing and construction environment but ultimately delivered the project within our hard cost budget. We had to creatively secure the bridge funding solutions needed to close on construction financing in Fall 2023. New equity investment funds will be used to pay off the bridge financing and will benefit from a good risk-adjusted return in the mid-teens.

Exciting Next Steps

- The school is currently enrolling for the 2024-2025 school year and the building will begin generating cash flow once the abated rent period ends in Q1 2025.
- Phase II expansion (25-30% of total cost) is currently scheduled for 2026 in which the workforce training areas are built
- In Phase II, rents double which greatly reduce financing risk (improved debt coverage ratio), eliminate the need for additional equity, and generate improved cash flow
- The initial year 1 enrollment of ~130 students will increase to 200 once Phase II is completed



Advancing the future of education through restorative development

The project consists of the restoration of a two-story, 28,000 square foot building on a 15,000-square-foot parcel.

The project is planned as two phases. Construction for Phase I has was completed in June 2024 for an August 2024 move-in. Through the first year, the school plans to occupy the entire first floor and 20% of the 2nd floor. In Summer 2026, we expect to commence Phase II construction for a September 2026 completion with the school occupying the entire building.

The school has signed a 10-year NNN lease with a base rent + additional rent structure. We closed on construction financing in October 2023 for Phase I. We secured $1.75M in bridge financing from three foundations which will be taken out as equity is raised. The total project costs for Phase I are estimated at $7.6 million with an additional $1.3 million expected for Phase II ($8.99 million total net of subsidy). Upon stabilization, the **NOI is expected to be approximately $728,000.**



THIS PROJECT FEATURES:

11 classrooms

4 vocational learning spaces

3 communal offices

2 multipurpose areas

12 Parking spots for staff and teachers

—

AND a culinary training classroom

Floor Plan

Phase 1- Completed







SHARED OFFICE 507 SF
SHARED OFFICE 875 SF
SHELL
CORRIDOR
DN
STAIR
DN
FACULTY WORKROOM 482 SF
PROJECT NORTH
TRUE NORTH
2ND FLOOR - PHASE 1
1" = 10'-0"

JAN/ STOR
CLASSROOM 519 SF
CLASSROOM 513 SF
CLASSROOM 513 SF
CLASSROOM 440 SF
CLASSROOM 440 SF
CLASSROOM 513 SF
CLASSROOM 513 SF
CLASSROOM 513 SF
MAIN OFFICE 302 SF
FIRE SERVICE
STOR
SERVICE ENTRY
EC VAULT
EC SWITCH
STAIR
STAIR
DN
CORRIDOR
DN
LOBBY 929 SF
STAIR
UP
CAFETERIA 1,740 SF
KITCHEN 549 SF
MDF 60 SF
MOTHER'S ROOM 60 SF
TLT
IT CLOSET
TLT
TLT
NURSE 126 SF
OFFICE 126 SF
CLIMATE 126 SF
RESILIENCE 125 SF
CLASSROOM 470 SF
SHARED OFFICE 312 SF
PRINCIPAL'S OFFICE 136 SF
CONFERENCE ROOM 146 SF
UTILITY 45 SF
PROJECT NORTH
TRUE NORTH

SHIFT × VOYAGE

Floor Plan

Phase 2







CLASSROOM 507 SF
CLASSROOM 503 SF
CLASSROOM 503 SF
STAFF LOUNGE 433 SF
COMMUNAL OFFICE 433 SF
CLASSROOM 503 SF
CLASSROOM 503 SF
WF DEVELOPMENT 507 SF
WF DEVELOPMENT 875 SF
CLASSROOM 432 SF
ELEVATOR
STAIR
CORRIDOR
GYMATORIUM 1,907 SF
INFORMAL LEARNING 319 SF
ELEC 150 SF
IDF
TLT
TLT
TLT
OFFICE 121 SF
OFFICE 121 SF
OFFICE 121 SF
OFFICE 121 SF
OFFICE 150 SF
OFFICE 150 SF
RESILIENCE 150 SF
RESILIENCE 150 SF
WF DEVELOPMENT OFFICE 149 SF
WF DEVELOPMENT 323 SF
2ND FLOOR - PHASE 2
JAN/ STOR
CULINARY CLASSROOM 880 SF
PANTRY 151 SF
CLASSROOM 513 SF
CLASSROOM 440 SF
COMMUNAL OFFICE 440 SF
CLASSROOM 513 SF
CLASSROOM 513 SF
CLASSROOM 513 SF
MAIN OFFICE 302 SF
FIRE SERVICE
STOR
SERVICE ENTRY
EC VAULT
EC SWITCH
ELEV.
STAIR
104 SEATS
CORRIDOR
LOBBY 929 SF
STAIR
UP
CAFETERIA 1,740 SF
KITCHEN 549 SF
MDF 60 SF
MOTHERS RM
TLT
TLT
TLT
NURSE 126 SF
OFFICE 126 SF
OFFICE 126 SF
CLIMATE 125 SF
COMMUNAL OFFICE 470 SF
INFORMAL LEARNING 312 SF
PRINCIPAL 136 SF
CONFERENCE ROOM 146 SF
1ST FLOOR - PHASE 2

Site Map

ACCESSIBLE

MAKEN STUDIOS NORTH
Makerspace, studios

MAKEN STUDIOS SOUTH
Makerspace, studios

J-CENTREL
Small business studios, cafe

TIOGA EL STATION

SEPTA MARKET-FRANKFORD LINE ABOVE KENSINGTON AVENUE

HARROWGATE PARK

3360 FRANKFORD

FRANKFORD AVENUE

Transit, food, and shops nearby

Bus stop right outside your door

<.5 miles

**15 minutes to Center City
5 minutes to I-95**

Food and shops nearby
Càphê Roasters
El Coqui
Sherry's Diner
Café Mi Quang
J&J Family Restaurant
Applebee's
ShopRite
Compare & Save
Walmart
Target

Phase I Complete
Renderings vs. Recent Pictures





Phase I Complete
Renderings vs. Recent Pictures





Recent Publicity

[Jason Kelce]



THE PHILADELPHIA CITIZEN
WHAT HAPPENED. WHAT IT MEANS. AND WHAT YOU CAN DO ABOUT IT.
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Home » Education » Week 14: Jason Kelce's Eagles Education Season
WEEK 14:
JASON KELCE'S EAGLES *EDUCATION* SEASON
Each week this season, the Super Bowl-winning offensive lineman compares Philly schools to those of our on-field competitors—and celebrates a local education innovation. This week, he looks at New York City
BY JASON KELCE
New York City might be one of the most diverse cities in the world, but right now there's a debate raging there about what a poor job the school district, the largest in the country, is doing to make sure its schools reflect that diversity.

[WHYY]

El Centro de Estudiantes has called three buildings home since 2009. It will now have what it hopes will be a permanent home.
By Aaron Moselle · Updated Oct. 12, 2023 4:56 pm



[Philadelphia Citizen]









CITIZEN
WHAT HAPPENED. WHAT IT MEANS. AND WHAT YOU CAN DO ABOUT IT.
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Home » Development » Development for Good: Crowdfunding Community Development

CROWDFUND COMMUNITY
Here's how
READ MORE
What's 20-minute neighborhood?
CHEAT SHEET
for being a better Philadelphia citizen

DEVELOPMENT FOR GOOD:
CROWDFUNDING COMMUNITY DEVELOPMENT

[Press Release]

SHIFT
Vision Solutions Investments NextGen Impact Impact Team In the Lab Contact
El Centro Big Picture, SHIFT Capital, and Voyage Investments Partner to Create Forever Home for Education and Workforce Development for Philly's Opportunity Youth

SHIFT × VOYAGE

How will this work for you?

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	TOTAL
Cash Inflows										
Sponsor Capital	$381,602	$595,760								$977,326
LP Investor Capital (Bridge)		($1,750,000)	$2,629,427							$2,629,427
Bank Loan	$937,500	$3,900,00	$6,380,702							$6,380,702
Gross Rent				$584,063	$879,524	$888,078	$896,847	$905,835	$915,047	$5,069,394
Net Sales Proceeds									$12,186,069	$12,186,069
Total Inflows	**$1,319,102**	**$6,245,760**	**$9,010,129**	**$584,063**	**$879,524**	**$888,078**	**$896,847**	**$905,835**	**$13,101,116**	**$27,242,918**
Cash Outflows										
Acquisition Costs	$1,319,102									$1,319,102
Hard Costs		$4,453,433	$2,010,000							$6,463,433
Soft Costs		$887,800	$374,760							$1,262,560
Bank Fees / Reserves		$831,562	$96,307							$927,869
Debt Service				$225,487	$541,170	$541,170	$541,170	$541,170	$541,170	$2,931,336
Operating Expenses				$50,180	$50,898	$51,633	$52,386	$53,158	$53,950	$312,205
Debt repayment		$937,500	$5,650,000						$5,617,837	$5,617,837
Capital Expenditures				$308,396	$4,893	$5,016	$5,141	$5,270	$5,401	$334,117
Total Outflows	**$1,319,102**	**$7,110,295**	**$8,131,067**	**$584,063**	**$596,961**	**$597,819**	**$598,697**	**$599,598**	**$6,223,759**	**$19,168,459**
Net Cash Flow	**$0**	**-$864,535**	**$879,062**	**$0**	**$282,566**	**$290,259**	**$298,150**	**$306,237**	**$6,882,758**	**$8,074,497**
To LP Investors	$0	$0	$0	$75,559	$195,663	$201,290	$207,057	$212,968	$5,232,506	$5,529,922
As Percent of Investment				0%	2.9%	7.4%	7.7%	7.9%	8.1%	199%	233.1%

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described in the document called Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.



Mission-Aligned Tenant

Opened in 2009, El Centro de Estudiantes Big Picture Philadelphia School is an accelerated school program in the School District of Philadelphia, one of Philadelphia's first such schools. The school provides a high school education at an accelerated pace with students earning their diplomas in 1.5 to 3 years, depending on the number of high school credits they bring with them and accrue each term. El Centro serves Opportunity Youth: young adults ages 16-21 who have previously disengaged from high school because traditional models of education didn't work for them.

El Centro's goal is to help students find and walk their own pathway to success. The school does this by centering students' learning on their interests and passions, integrating career exploration and internships into our school curriculum, and creating a supportive and nurturing school environment focused on youth resilience and a restorative behavioral model.

El Centro is a proud member of Big Picture Philadelphia and the Big Picture Learning Network







el CENTRO de ESTUDIANTES
A Big Picture Philadelphia School

big picture philadelphia

BIG PICTURE LEARNING

Vaux High School

Photo Courtesy of: The School District of Philadelphia

Dynamic Rental Structure

The rental structure agreed upon with Big Picture Philadelphia ensures that incentives and risks are aligned between Sponsor and Tenant. The Additional Rent is calculated by spreading the Phase 1 & Phase 2 development costs across the 10-year period and charging it back to tenant directly as rent. The structure lowers much of the construction cost risks as the Tenant would absorb the expenses within their monthly rental payments. The structure is a "win-win" as the Tenant benefits from lower rental expenses if they are flexible to opt for cost-effective design and construction solutions. The Tenant will pay lower rent in Phase I allowing them to ramp up their fundraising efforts so their out-of-pocket rental expenses are minimized for Phase II.

Lease Yr	$/SF	SF	Annual Rent	Monthly Base Rent	Additional Rent**	Total Monthly Rent**
Months 1-4 of Lease Year 1	$ –	17,200	$ –	$ –	$ –	$ –
Months 5-12 of Lease Year 1	$ 10.00	17,200	$ 172,000	$ 14,333	$ 16,625	$ 30,958
2	$ 10.25	17,200	$ 176,300	$ 14,692	$ 16,625	$ 31,317
3	$ 12.50	26,871	$ 335,888	$ 27,991	$ 44,778	$ 72,769
4	$ 12.81	26,871	$ 344,285	$ 28,690	$ 44,778	$ 73,469
5	$ 13.13	26,871	$ 352,892	$ 29,408	$ 44,778	$ 74,186
6	$ 13.46	26,871	$ 361,714	$ 30,143	$ 44,778	$ 74,921
7	$ 13.80	26,871	$ 370,757	$ 30,896	$ 44,778	$ 75,675
8	$ 14.14	26,871	$ 380,026	$ 31,669	$ 44,778	$ 76,447
9	$ 14.50	26,871	$ 389,257	$ 32,461	$ 44,778	$ 77,239
10	$ 14.86	26,871	$ 399,265	$ 33,272	$ 44,778	$ 78,050

Assumes No Subsidy





Risks	Mitigants
CONSTRUCTION COSTS	70% of the building's construction has already been completed (Phase 1) so those costs have been incurred. The mechanical infrastructure has been built already for Phase 2 which mitigates the largest variable costs for that scope.. Construction costs flow directly into the tenant's "additional rent" so the projected returns are protected.
SCHOOL DISTRICT RENEWAL	School District of Philadelphia only signs 5-year agreements and the school has a two-yr extension option so the first renewal event won't happen until 2029. As a mitigant, our proposed lease has an early termination fee that is sized on construction costs incurred.
FINANCING	The highest level of construction financing risk was in Phase 1 which we successfully secured. Phase 2 will feature higher rents so lender appetite will be stronger with the improved debt service coverage ratio.
ENTITLEMENT	The school building was developed by-right. Our team successfully secured a zoning ordinance for the surface parking lot which eliminated all entitlement risk for the project.

Revitalizing the Neighborhood, One Building at a Time

This tenant is an integral partner to the development of healthy futures within the Kensington neighborhood and the United States at large in the education space.

New Life in Vacated Spaces

The Project activated a vacant, neglected building by partnering with a school serving our most vulnerable youth. The school teaches direct skills that are applicable to long-term careers. Many of the students reside in Kensington so the school will open opportunities to upward mobility for them and their families.

Anticipated Impact

- Building designed to enhance classroom-learning and skill-building opportunities for 200 students each school year, many of which reside in Kensington
- Environmental Improvement: Exterior asbestos and interior lead-based paint remediation
- Job creation: 50 construction jobs, 20 permanent jobs
- Workforce development: Providing support towards Big Picture Philadelphia's fundraising efforts to maximize workforce training opportunities



Development Team

Project Sponsor: SHIFT Capital



SHIFT is a neighborhood investment group who executes real estate projects and financing strategies that create just and equitable communities for the long-term. SHIFT invests in: people, adaptive reuse and ground-up real estate, small businesses, main streets, community-serving programs, and green spaces. SHIFT is a Certified B Corporation® and believes that by putting purpose first, we are driving stronger long-term outcomes for communities, society and our investors.

Through the SHIFT Neighborhood Fund, **SHIFT raised and invested $43 million in assets in North Philadelphia** over 2016 to 2018, including transit-oriented development and adaptive reuse of approximately two million square feet of industrial and commercial space in a 5-minute walking radius around two major Philadelphia subway stops.

Through the SHIFT Catalyst Fund, Shift supports the next generation of impact developers across the country with a focus on teams led by women and Black, Indigenous, and People of Color (BIPOC) managers. The Catalyst Fund is currently working with 11 sponsors (9 BIPOC/Women-led) on 15+ projects across 6 States and 11 municipalities.

In total, Shift has over **$358 million of assets under management**, over **$80 million of equity under management**, and over **1,000 residential units either in development or in the pipeline**.

IMPACT INVESTMENTS

~$358MM
capital invested in the neighborhoods we serve

~$6.5MM
spent on businesses in the neighborhoods we serve

~$88MM
equity under management

6
Neighborhoods where we invest

960
temporary jobs in construction/maintenance

700+
jobs brought to/created in neighborhood

Development Team





Brian Murray / **Partner, Chief Executive Officer**

Brian is a seasoned entrepreneur who strives to be a catalyst for positive change. Through his work at SHIFT, Brian is focused on finding better solutions at the intersection of society's most difficult urban challenges - intergenerational poverty, urban revitalization, access to opportunity, and community displacement. Brian led the capital raise for SHIFT's Neighborhood Fund and manages the deployment of over $330 million of investments throughout SHIFT's portfolio in Philadelphia, Newark NJ, Washington DC, and Upstate New York. Brian is a Peace Corps alumnus and a MBA graduate of Yale School of Management.

General Contractor: SHIFT Builders



SHIFT Builders, SHIFT's in-house construction team, is experienced with all stages of construction for large-scale projects, medium-sized commercial builds, and office and studio fit outs. The team has a unique breadth and depth of knowledge and experience in engineering, real estate development, project management, estimating, value engineering, and tenant coordination. SHIFT Builders has built and managed over 100 new construction developments and renovation and adaptive reuse projects across commercial, residential, educational, health care, and municipal building types. Builders has successfully completed multi-million dollar projects throughout the Greater Philadelphia region, including the City of Philadelphia, and has provided construction management for projects in Newark NJ, Washington DC, and Upstate NY.





Development Team Partner

 Voyage Investment is a Latino-owned real estate firm focused on acquiring and redeveloping properties that add value to working-class neighborhoods, while delivering risk-adjusted returns to investors. The co-founders, Alex & Juan, bring over 10 years of real estate and finance experience respectively. As partners on this project, Voyage is providing development and capital markets support.



Alex Robles / Co-founder

Alex co-leads Voyage Investments' overall operations and acquisition strategy. He is responsible for the assemblage of vacant/underutilized properties and collaborates with local market participants and stakeholders to execute projects. He has over 12 years of experience in hospitality, underwriting, marketing, and real estate investment. As part of SHIFT Capital's Developer-in-Residence program, he manages the company's largest Philadelphia projects with a total development cost over $100M. Prior to his investment career, Alex spent seven years working in operations at HEI Hotels & Resorts, a private hotel real estate investment firm. In his time with HEI, he spearheaded sales & marketing efforts for hotels within brands such as Le Meridien and Westin prior to leading the business travel strategy for a 17-hotel cluster. Alex received his Master of Business Administration from the Wharton School and his Bachelors of Science from Penn State University's School of Hospitality Management.



Juan Saenz / Co-founder

Juan co-leads Voyage Investment's acquisition and capital markets strategy. He is experienced in asset management and community development finance, specifically in underwriting, financial analysis, and commercial lending. His life and work experiences drive him towards creating positive investments in underserved communities. As part of SHIFT Capital's Developer-in-Residence program, Juan is responsible for overseeing SHIFT's Neighborhood Fund ($200 MM AUM, 2 million square-foot portfolio of mixed-use and industrial assets) in an asset management role. He also supports SHIFT's Catalyst Fund ($350 MM AUM) in the underwriting of new acquisition opportunities for the company's national expansion in markets outside of Philadelphia. Prior to this, he worked for Kroll Bond Rating Agency's commercial mortgage-backed securities (CMBS) department in an underwriting capacity, providing credit ratings for newly issued CMBS and CRE CLO transactions. Juan holds a Master's in Real Estate from NYU University and a BA in Finance from Penn State University.



EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS B SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS B SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class B Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly over the last 12 months. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages it could affect the ability of tenants to pay rent.

Project-Specific Risks:

- The School District of Philadelphia only signs 5-year agreements and the current agreement expires in 3 years. As a mitigant, our proposed lease has an early termination fee that is sized on construction costs incurred. The renewal will not take place until 2029.

- The school's financial viability is based on enrollment. Should enrollment fall more than expected, the school's ability to pay rent could be impacted. Fortunately, enrollment upon opening has been stronger than expected.

- The workforce training portion of the school is an important component of the school's value proposition. The school is still fundraising to secure the capital needed to pay for the build-out of the workforce training areas.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that make it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager conducted an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company obtained only very limited warranties from the sellers of the Project. In effect, the Company bought the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital it might sell Class B Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly-traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors have no right to participate in the management of the Company.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class B Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class B Shares:

- There is no public market for your Class B Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Class B Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- Under the LLC Agreement, the Class B Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

- The Manager has the right to impose conditions on the sale of Class B Shares, and these conditions might not be acceptable to you.

- If you want to sell your Class B Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Class B Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Class B Shares are registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class B Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class B Shares were offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we tried to provide all the material information we believe was necessary for you to make an informed decision, it is possible that you would have made a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an

Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class B Shares:

In general, your claims will be resolved through arbitration, rather than through the court system. Any such arbitration will be conducted in Philadelphia in the Commonwealth of Pennsylvania, which might not be convenient for you.

- You are not entitled to a jury trial.

- You are not entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lose your claim against us, you will be required to pay our expenses, including reasonable attorneys' fees. If you win, we will be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You have waived your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement are governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class B Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

EXHIBIT C: FINANCIAL STATEMENTS

Apr 10, 2025

I, Joseph Brian Murray, certify that:

1. The financial statements of 3360 Frankford LLC included in this Form are true and complete in all material respects; and
2. Since 3360 Frankford LLC was formed in 2022, tax returns have been filed for the years 2022 and 2023.

3360 Frankford LLC
By: Shift Operations, LLC

By ~~box SIGN   1XV6PKZ8-4PX3YP67~~

Joseph Brian Murray, CEO

In 2024, Phase 1 of construction was successfully completed, and we received the Certificate of Occupancy in June. The tenant moved into the space during the year, and rent concessions were provided, with the final concession scheduled for February 2025. Due to these concessions, the property's Net Operating Income (NOI) for 2024 was negative. However, with rental payments resuming in March 2025, we do not anticipate any cash flow issues moving forward. The property's financial outlook is expected to improve once the concessions are phased out, and regular rental payments are established.

Operating expenses in 2024 were primarily related to utilities, taxes, insurance, and maintenance, all of which were based on the tenant's current square footage. The loan from Shift Neighborhood Fund, totaling $1,750,000, has been fully paid off. The outstanding balance on the ESSA loan is $3,900,000, with the loan currently on an interest-only repayment plan. In addition, the project received an additional $257,400 in equity contributions, and no further contributions are expected. Looking ahead, we are evaluating the possibility of expanding the space with Phase II, with plans to begin in the summer of 2026.

Balance Sheet

Period = Dec 2023

Book = Accrual ; Tree = ysi_bs

	Current Balance
1000-0000 **ASSETS**	
1010-0000 **CASH & CASH EQUIVALENTS**	
1020-0000 **UNRESTRICTED CASH**	
1020-0030 Operating Cash 3	634,561.17
1020-9999 **TOTAL UNRESTRICTED CASH**	**634,561.17**
1030-0000 **RESTRICTED CASH**	
1030-9999 **TOTAL RESTRICTED CASH**	**0.00**
1100-9999 **TOTAL CASH & CASH EQUIVALENTS**	**634,561.17**
1300-0000 **PREPAID EXPENSES**	
1300-0010 Prepaid Insurance	8,560.00
1300-9999 **TOTAL PREPAID EXPENSES**	**8,560.00**
1400-0000 **LAND, BUILDING AND IMPROVEMENTS (NET)**	
1410-0000 **LAND, BUILDING AND IMPROVEMENTS (IN PROGRESS)**	
1410-0010 WIP (Work In Progress)	4,659,122.16
1410-9999 **TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**4,659,122.16**
1420-0000 **LAND, BUILDING AND IMPROVEMENTS (IN USE)**	
1420-0010 Land	257,157.91
1420-0020 Building	1,000,000.00
1420-9999 **TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**1,257,157.91**
1449-9999 **TOTAL LAND, BUILDING AND IMPROVEMENTS (N**	**5,916,280.07**
1490-0000 **INTANGIBLE ASSETS (NET)**	
1490-0040 Financing Fees	31,600.00
1490-9990 Accum Amortization	-31,600.00
1490-9999 **TOTAL INTANGIBLE ASSETS (NET)**	**0.00**
1999-9999 **TOTAL ASSETS**	**6,559,401.24**
2000-0000 **LIABILITIES AND CAPITAL**	
2100-0000 **LIABILITIES**	
2200-0000 **ACCOUNTS PAYABLE**	
2200-0010 Accounts Payable	793,300.53

2200-9999	**TOTAL ACCOUNTS PAYABLE**	**793,300.53**
2330-0000	**INTERCOMPANY**	
2330-0020	Due to/from Affiliate	144,775.02
2330-9999	**TOTAL INTERCOMPANY**	**144,775.02**
2340-0000	**OTHER CURRENT LIABILITIES**	
2340-0010	Retainage Payable	172,804.99
2340-9999	**TOTAL OTHER CURRENT LIABILITIES**	**172,804.99**
2500-0000	**LOANS PAYABLE**	
2500-0010	LP - Shift Neighborhood Fund	1,750,000.00
2500-0260	LP - Essa Bank	2,703,327.70
2599-9999	**TOTAL LOANS PAYABLE**	**4,453,327.70**
2999-9999	**TOTAL LIABILITIES**	**5,564,208.24**
3000-0000	**EQUITY**	
3300-0000	**CONTRIBUTIONS**	
3300-0100	Contribution - SNF	835,332.00
3300-1400	Contribution - Non-Accredited	17,800.00
3300-2300	Contribution - Voyage 3360 Frankford LLC	48,870.00
3300-2400	Contribution - Future Home LLC	39,606.00
3300-2500	Contribution - Felt and Fat LLC	13,979.00
3300-2600	Contribution - Eli Kulp	39,606.00
3400-9999	**TOTAL CONTRIBUTIONS**	**995,193.00**
3990-9999	**TOTAL RETAINED EARNINGS**	**0.00**
3998-9999	**TOTAL EQUITY**	**995,193.00**
3999-9999	**TOTAL LIABILITIES AND CAPITAL**	**6,559,401.24**

Income Statement

	Period to Date	%

No activity for given filter criteria

3360 Frankford Ave (3360f)

Cash Flow Statement

Period = Jan 2023-Dec 2023

Book = Accrual ; Tree = ysi_cf

		Period to Date	%	Year to Date	%
	ADJUSTMENTS				
1000-0000	**ASSETS**				
1010-0000	**CASH & CASH EQUIVALENTS**				
1030-0000	**RESTRICTED CASH**				
1030-0021	Interest Reserve	1,085.19	0.00	1,085.19	0.00
1030-9999	**TOTAL RESTRICTED CASH**	**1,085.19**	**0.00**	**1,085.19**	**0.00**
1100-9999	**TOTAL CASH & CASH EQUIVALENTS**	**1,085.19**	**0.00**	**1,085.19**	**0.00**
1300-0000	**PREPAID EXPENSES**				
1300-0010	Prepaid Insurance	9,560.20	0.00	9,560.20	0.00
1300-0020	Prepaid Taxes	7,337.75	0.00	7,337.75	0.00
1300-9999	**TOTAL PREPAID EXPENSES**	**16,897.95**	**0.00**	**16,897.95**	**0.00**
1400-0000	**LAND, BUILDING AND IMPROVEMENTS (NET)**				
1410-0000	**LAND, BUILDING AND IMPROVEMENTS (IN PROGRESS)**				
1410-0010	WIP (Work In Progress)	-4,346,854.04	0.00	-4,346,854.04	0.00
1410-0012	WIP Hanini Migration - DO NOT USE	112,368.00	0.00	112,368.00	0.00
1410-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**-4,234,486.04**	**0.00**	**-4,234,486.04**	**0.00**
1420-0000	**LAND, BUILDING AND IMPROVEMENTS (IN USE)**				
1420-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**0.00**	**0.00**	**0.00**	**0.00**
1449-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (NE**	**-4,234,486.04**	**0.00**	**-4,234,486.04**	**0.00**
1490-0000	**INTANGIBLE ASSETS (NET)**				
1490-9990	Accum Amortization	5,266.67	0.00	5,266.67	0.00
1490-9999	**TOTAL INTANGIBLE ASSETS (NET)**	**5,266.67**	**0.00**	**5,266.67**	**0.00**
1999-9999	**TOTAL ASSETS**	**-4,211,236.23**	**0.00**	**-4,211,236.23**	**0.00**
2000-0000	**LIABILITIES AND CAPITAL**				
2100-0000	**LIABILITIES**				
2200-0000	**ACCOUNTS PAYABLE**				
2200-0010	Accounts Payable	597,518.02	0.00	597,518.02	0.00
2200-9999	**TOTAL ACCOUNTS PAYABLE**	**597,518.02**	**0.00**	**597,518.02**	**0.00**
2330-0000	**INTERCOMPANY**				
2330-0020	Due to/from Affiliate	144,775.02	0.00	144,775.02	0.00
2330-0091	Due To/From Hanini Migration - DO NOT USE	-117,000.00	0.00	-117,000.00	0.00
2330-9999	**TOTAL INTERCOMPANY**	**27,775.02**	**0.00**	**27,775.02**	**0.00**
2340-0000	**OTHER CURRENT LIABILITIES**				
2340-0010	Retainage Payable	172,804.99	0.00	172,804.99	0.00
2340-9999	**TOTAL OTHER CURRENT LIABILITIES**	**172,804.99**	**0.00**	**172,804.99**	**0.00**
2500-0000	**LOANS PAYABLE**				
2500-0010	LP - Shift Neighborhood Fund	1,750,000.00	0.00	1,750,000.00	0.00
2500-0240	LP - Spring Garden Lending	-937,500.00	0.00	-937,500.00	0.00
2500-0260	LP - Essa Bank	2,703,327.70	0.00	2,703,327.70	0.00
2599-9999	**TOTAL LOANS PAYABLE**	**3,515,827.70**	**0.00**	**3,515,827.70**	**0.00**
2999-9999	**TOTAL LIABILITIES**	**4,313,925.73**	**0.00**	**4,313,925.73**	**0.00**

3360 Frankford Ave (3360f)

Cash Flow Statement

Period = Jan 2023-Dec 2023

Book = Accrual ; Tree = ysi_cf

		Period to Date	%	Year to Date	%
3000-0000	**EQUITY**				
3300-0100	Contribution - SNF	473,506.52	0.00	473,506.52	0.00
3300-1400	Contribution - Non-Accredited	17,800.00	0.00	17,800.00	0.00
3300-2300	Contribution - Voyage 3360 Frankford LLC	25,572.00	0.00	25,572.00	0.00
3998-9999	**TOTAL EQUITY**	**516,878.52**	**0.00**	**516,878.52**	**0.00**
3999-9999	**TOTAL LIABILITIES AND CAPITAL**	**4,830,804.25**	**0.00**	**4,830,804.25**	**0.00**
	TOTAL ADJUSTMENTS	619,568.02	0.00	619,568.02	0.00
	CASH FLOW	619,568.02	0.00	619,568.02	0.00

	Period to Date	**Beginning Balance**	**Ending Balance**	**Difference**
1020-0010	Operating Cash 1	111,255.56	0.00	-111,255.56
1020-0030	Operating Cash 3	0.00	634,561.17	634,561.17
1020-0050	Operating Cash 5	-103,916.69	0.00	103,916.69
1020-0060	Operating Cash 6	0.00	0.00	0.00
1030-0021	Interest Reserve	1,085.19	0.00	-1,085.19
	Total Cash	**8,424.06**	**634,561.17**	**626,137.11**

	Year to Date	**Beginning Balance**	**Ending Balance**	**Difference**
1020-0010	Operating Cash 1	111,255.56	0.00	-111,255.56
1020-0030	Operating Cash 3	0.00	634,561.17	634,561.17
1020-0050	Operating Cash 5	-103,916.69	0.00	103,916.69
1020-0060	Operating Cash 6	0.00	0.00	0.00
1030-0021	Interest Reserve	1,085.19	0.00	-1,085.19
	Total Cash	**8,424.06**	**634,561.17**	**626,137.11**

Balance Sheet

Period = Dec 2024

Book = Accrual ; Tree = ysi_bs

		Current Balance
1000-0000	**ASSETS**	
1010-0000	**CASH & CASH EQUIVALENTS**	
1020-0000	**UNRESTRICTED CASH**	
1020-0030	Operating Cash 3	37,010.14
1020-0060	Operating Cash 6	221,896.84
1020-9999	**TOTAL UNRESTRICTED CASH**	**258,906.98**
1030-0000	**RESTRICTED CASH**	
1030-0021	Interest Reserve	5,238.33
1030-9999	**TOTAL RESTRICTED CASH**	**5,238.33**
1100-9999	**TOTAL CASH & CASH EQUIVALENTS**	**264,145.31**
1200-0000	**ACCOUNTS RECEIVABLE**	
1210-0000	**TRADE RECEIVABLE (NET)**	
1210-0010	A/R Accounts Receivable	1,837.00
1210-9999	**TOTAL TRADE RECEIVABLE (NET)**	**1,837.00**
1299-9999	**TOTAL ACCOUNTS RECEIVABLE**	**1,837.00**
1300-0000	**PREPAID EXPENSES**	
1300-0010	Prepaid Insurance	10,835.42
1300-9999	**TOTAL PREPAID EXPENSES**	**10,835.42**
1400-0000	**LAND, BUILDING AND IMPROVEMENTS (NET)**	
1410-0000	**LAND, BUILDING AND IMPROVEMENTS (IN PROGRESS)**	
1410-0010	WIP (Work In Progress)	5,935,222.98
1410-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**5,935,222.98**
1420-0000	**LAND, BUILDING AND IMPROVEMENTS (IN USE)**	
1420-0010	Land	257,157.91
1420-0020	Building	1,000,000.00
1420-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**1,257,157.91**
1449-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (N**	**7,192,380.89**
1480-0000	Lease Commissions	52,726.07
1490-0000	**INTANGIBLE ASSETS (NET)**	
1490-0040	Financing Fees	31,600.00

1490-9990	Accum Amortization	-26,333.33
1490-9999	**TOTAL INTANGIBLE ASSETS (NET)**	**5,266.67**
1999-9999	**TOTAL ASSETS**	**7,527,191.36**
2000-0000	**LIABILITIES AND CAPITAL**	
2100-0000	**LIABILITIES**	
2200-0000	**ACCOUNTS PAYABLE**	
2200-0010	Accounts Payable	61,952.93
2200-9999	**TOTAL ACCOUNTS PAYABLE**	**61,952.93**
2320-0000	**ACCRUED EXPENSES**	
2320-0050	Accrued Exp Other	3,500.00
2320-9999	**TOTAL ACCRUED EXPENSES**	**3,500.00**
2330-0000	**INTERCOMPANY**	
2330-0020	Due to/from Affiliate	190,788.67
2330-9999	**TOTAL INTERCOMPANY**	**190,788.67**
2340-0000	**OTHER CURRENT LIABILITIES**	
2340-9999	**TOTAL OTHER CURRENT LIABILITIES**	**0.00**
2500-0000	**LOANS PAYABLE**	
2500-0260	LP - Essa Bank	3,900,000.00
2500-0700	LP - Insurance	10,607.10
2599-9999	**TOTAL LOANS PAYABLE**	**3,910,607.10**
2999-9999	**TOTAL LIABILITIES**	**4,166,848.70**
3000-0000	**EQUITY**	
3300-0000	**CONTRIBUTIONS**	
3300-0100	Contribution - SNF	835,332.00
3300-1300	Contribution - Accredited	12,500.00
3300-1400	Contribution - Non-Accredited	262,700.00
3300-2300	Contribution - Voyage 3360 Frankford LLC	48,870.00
3300-2400	Contribution - Future Home LLC	39,606.00
3300-2500	Contribution - Felt and Fat LLC	13,979.00
3300-2600	Contribution - Eli Kulp	39,606.00
3300-4300	Contribution - LS BDC Holdings LLC	2,458,671.00
3400-9999	**TOTAL CONTRIBUTIONS**	**3,711,264.00**
3900-3000	Retained Earnings (Calculated)	-350,921.34
3990-9999	**TOTAL RETAINED EARNINGS**	**-350,921.34**
3998-9999	**TOTAL EQUITY**	**3,360,342.66**
3999-9999	**TOTAL LIABILITIES AND CAPITAL**	**7,527,191.36**

3360 Frankford Ave (3360f)

Income Statement

Period = Jan 2024-Dec 2024

Book = Accrual ; Tree = ysi_is

		Period to Date	%	Year to Date	%
4100-0000	**REVENUE**				
4110-0000	**OPERATING INCOME**				
4120-0000	**RENTAL REVENUE**				
4120-0006	Rental Income - Office	210,514.48	0.00	210,514.48	0.00
4120-0008	Less: Concessions - Office	-210,514.48	0.00	-210,514.48	0.00
4120-9999	**TOTAL RENTAL REVENUE**	**0.00**	**0.00**	**0.00**	**0.00**
4130-0000	**ADDITIONAL RENT**				
4130-0020	CAM - U & O Tax	1,056.00	0.00	1,056.00	0.00
4130-0030	CAM - Real Estate Taxes	1,644.00	0.00	1,644.00	0.00
4130-0040	CAM - Insurance	8,322.00	0.00	8,322.00	0.00
4130-0170	AR - Late Fee Incm	50.00	0.00	50.00	0.00
4130-0245	AR - Heat Tenant Reimbursement	102.23	0.00	102.23	0.00
4130-9999	**TOTAL ADDITIONAL RENT**	**11,174.23**	**0.00**	**11,174.23**	**0.00**
4190-0000	**OTHER INCOME**				
4190-0030	Interest Incm	274.09	0.00	274.09	0.00
4190-9999	**TOTAL OTHER INCOME**	**274.09**	**0.00**	**274.09**	**0.00**
4899-9999	**TOTAL OPERATING INCOME**	**11,448.32**	**0.00**	**11,448.32**	**0.00**
4999-9999	**TOTAL REVENUE**	**11,448.32**	**0.00**	**11,448.32**	**0.00**
6000-0000	**OPERATING EXPENSES**				
6200-0000	**PROPERTY MANAGEMENT**				
6200-0010	SPM Fees - Property Management	8,420.58	0.00	8,420.58	0.00
6200-9999	**TOTAL PROPERTY MANAGEMENT**	**8,420.58**	**0.00**	**8,420.58**	**0.00**

3360 Frankford Ave (3360f)

Income Statement

Period = Jan 2024-Dec 2024

Book = Accrual ; Tree = ysi_is

		Period to Date	%	Year to Date	%
6300-0000	**REPAIRS & MAINTENANCE**				
6300-0010	R&M - HVAC	100.45	0.00	100.45	0.00
6300-0030	R&M - Supplies	301.40	0.00	301.40	0.00
6300-0110	R&M - Plumbing	1,068.00	0.00	1,068.00	0.00
6300-0190	R&M - Dumpster & Trash	4,244.90	0.00	4,244.90	0.00
6300-9999	**TOTAL REPAIRS & MAINTENANCE**	**5,714.75**	**0.00**	**5,714.75**	**0.00**
6400-0000	**INSURANCE**				
6400-0020	Insurance - Liability	14,996.35	0.00	14,996.35	0.00
6400-9999	**TOTAL INSURANCE**	**14,996.35**	**0.00**	**14,996.35**	**0.00**
6500-0000	**UTILITIES**				
6500-0030	Gas/Heat Exp	2,164.20	0.00	2,164.20	0.00
6500-0050	Water / Sewer Exp	534.00	0.00	534.00	0.00
6500-0060	Sewer Exp (NB)	691.02	0.00	691.02	0.00
6500-9999	**TOTAL UTILITIES**	**3,389.22**	**0.00**	**3,389.22**	**0.00**
6600-0000	**GENERAL & ADMINISTRATIVE EXPENSES**				
6600-0020	G&A - Bank Charges	335.00	0.00	335.00	0.00
6600-0150	G&A - Leasing Commissions	3,025.26	0.00	3,025.26	0.00
6600-0190	G&A - Fines & Penalities	643.16	0.00	643.16	0.00
6600-9999	**TOTAL GENERAL & ADMINISTRATIVE EXPENSES**	**4,003.42**	**0.00**	**4,003.42**	**0.00**
6750-0000	**PROFESSIONAL SERVICES**				
6750-0010	Professional - Accounting External	4,440.63	0.00	4,440.63	0.00
6750-0030	Professional - Legal	6,477.40	0.00	6,477.40	0.00
6750-0040	Professional - Consulting	12,932.35	0.00	12,932.35	0.00
6750-9999	**TOTAL PROFESSIONAL SERVICES**	**23,850.38**	**0.00**	**23,850.38**	**0.00**
6800-0000	**TAXES (OPERATING)**				

3360 Frankford Ave (3360f)

Income Statement

Period = Jan 2024-Dec 2024

Book = Accrual ; Tree = ysi_is

		Period to Date	%	Year to Date	%
6800-0010	Taxes - Real Estate	6,386.06	0.00	6,386.06	0.00
6800-9999	**TOTAL TAXES (OPERATING)**	**6,386.06**	**0.00**	**6,386.06**	**0.00**
6950-0000	**OTHER EXPENSES**				
6950-0900	Miscellaneous Expense	5,621.33	0.00	5,621.33	0.00
6950-9999	**TOTAL OTHER EXPENSES**	**5,621.33**	**0.00**	**5,621.33**	**0.00**
7000-9899	**TOTAL OPERATING EXPENSES**	**72,382.09**	**0.00**	**72,382.09**	**0.00**
7000-9999	**NET OPERATING INCOME**	**-60,933.77**	**0.00**	**-60,933.77**	**0.00**
7500-0000	**INTEREST EXPENSE**				
7500-0020	Private Loan Interest Exp	162,514.30	0.00	162,514.30	0.00
7500-0030	Finance Charge	199.43	0.00	199.43	0.00
7500-9999	**TOTAL INTEREST EXPENSE**	**162,713.73**	**0.00**	**162,713.73**	**0.00**
9000-0000	**EXTRAORDINARY ITEMS**				
9000-0010	Prior Period Adjustments	119,619.56	0.00	119,619.56	0.00
9000-9999	**TOTAL EXTRAORDINARY ITEMS**	**119,619.56**	**0.00**	**119,619.56**	**0.00**
9899-9999	**NET INCOME (LOSS)**	**-343,267.06**	**0.00**	**-343,267.06**	**0.00**

Cash Flow Statement

Period = Dec 2024

Book = Accrual ; Tree = ysi_cf

		Period to Date	%	Year to Date	%
4100-0000	**REVENUE**				
4110-0000	**OPERATING INCOME**				
4120-0000	**RENTAL REVENUE**				
4120-0006	Rental Income - Office	30,958.00	0.00	210,514.48	0.00
4120-0008	Less: Concessions - Office	-30,958.00	0.00	-210,514.48	0.00
4120-9999	**TOTAL RENTAL REVENUE**	**0.00**	**0.00**	**0.00**	**0.00**
4130-0000	**ADDITIONAL RENT**				
4130-0020	CAM - U & O Tax	176.00	0.00	1,056.00	0.00
4130-0030	CAM - Real Estate Taxes	274.00	0.00	1,644.00	0.00
4130-0040	CAM - Insurance	1,387.00	0.00	8,322.00	0.00
4130-0170	AR - Late Fee Incm	0.00	0.00	50.00	0.00
4130-0245	AR - Heat Tenant Reimbursement	0.00	0.00	102.23	0.00
4130-9999	**TOTAL ADDITIONAL RENT**	**1,837.00**	**0.00**	**11,174.23**	**0.00**
4190-0000	**OTHER INCOME**				
4190-0030	Interest Incm	231.36	0.00	274.09	0.00
4190-9999	**TOTAL OTHER INCOME**	**231.36**	**0.00**	**274.09**	**0.00**
4899-9999	**TOTAL OPERATING INCOME**	**2,068.36**	**0.00**	**11,448.32**	**0.00**
4999-9999	**TOTAL REVENUE**	**2,068.36**	**0.00**	**11,448.32**	**0.00**
6000-0000	**OPERATING EXPENSES**				
6200-0000	**PROPERTY MANAGEMENT**				
6200-0010	SPM Fees - Property Management	1,238.32	0.00	8,420.58	0.00
6200-9999	**TOTAL PROPERTY MANAGEMENT**	**1,238.32**	**0.00**	**8,420.58**	**0.00**
6300-0000	**REPAIRS & MAINTENANCE**				
6300-0010	R&M - HVAC	100.45	0.00	100.45	0.00
6300-0030	R&M - Supplies	301.40	0.00	301.40	0.00
6300-0110	R&M - Plumbing	1,068.00	0.00	1,068.00	0.00
6300-0190	R&M - Dumpster & Trash	0.00	0.00	4,244.90	0.00
6300-9999	**TOTAL REPAIRS & MAINTENANCE**	**1,469.85**	**0.00**	**5,714.75**	**0.00**
6400-0000	**INSURANCE**				
6400-0020	Insurance - Liability	14,996.35	0.00	14,996.35	0.00
6400-9999	**TOTAL INSURANCE**	**14,996.35**	**0.00**	**14,996.35**	**0.00**
6500-0000	**UTILITIES**				
6500-0030	Gas/Heat Exp	486.88	0.00	2,164.20	0.00
6500-0050	Water / Sewer Exp	1,096.41	0.00	534.00	0.00
6500-0060	Sewer Exp (NB)	217.65	0.00	691.02	0.00
6500-9999	**TOTAL UTILITIES**	**1,800.94**	**0.00**	**3,389.22**	**0.00**
6600-0000	**GENERAL & ADMINISTRATIVE EXPENSES**				
6600-0020	G&A - Bank Charges	230.00	0.00	335.00	0.00
6600-0150	G&A - Leasing Commissions	432.18	0.00	3,025.26	0.00
6600-0190	G&A - Fines & Penalities	428.58	0.00	643.16	0.00
6600-9999	**TOTAL GENERAL & ADMINISTRATIVE EXPENSES**	**1,090.76**	**0.00**	**4,003.42**	**0.00**
6750-0000	**PROFESSIONAL SERVICES**				
6750-0010	Professional - Accounting External	4,440.63	0.00	4,440.63	0.00

6750-0030	Professional - Legal	-43.59	0.00	6,477.40	0.00
6750-0040	Professional - Consulting	12,932.35	0.00	12,932.35	0.00
6750-9999	**TOTAL PROFESSIONAL SERVICES**	**17,329.39**	**0.00**	**23,850.38**	**0.00**
6800-0000	**TAXES (OPERATING)**				
6800-0010	Taxes - Real Estate	6,386.06	0.00	6,386.06	0.00
6800-9999	**TOTAL TAXES (OPERATING)**	**6,386.06**	**0.00**	**6,386.06**	**0.00**
6850-0000	**DEVELOPER FEE EXPENSES**				
6850-0010	Developer Fee Exp (NB)	-160,000.00	0.00	0.00	0.00
6850-9999	**TOTAL DEVELOPER FEE EXPENSES**	**-160,000.00**	**0.00**	**0.00**	**0.00**
6900-0000	**SERVICES**				
6900-0040	Services - Security	5,000.00	0.00	0.00	0.00
6900-9999	**TOTAL SERVICES**	**5,000.00**	**0.00**	**0.00**	**0.00**
6950-0000	**OTHER EXPENSES**				
6950-0900	Miscellaneous Expense	5,621.33	0.00	5,621.33	0.00
6950-9999	**TOTAL OTHER EXPENSES**	**5,621.33**	**0.00**	**5,621.33**	**0.00**
7000-9899	**TOTAL OPERATING EXPENSES**	**-105,067.00**	**0.00**	**72,382.09**	**0.00**
7000-9999	**NET OPERATING INCOME**	**107,135.36**	**0.00**	**-60,933.77**	**0.00**
7500-0000	**INTEREST EXPENSE**				
7500-0020	Private Loan Interest Exp	111,789.30	0.00	162,514.30	0.00
7500-0030	Finance Charge	-34.24	0.00	199.43	0.00
7500-9999	**TOTAL INTEREST EXPENSE**	**111,755.06**	**0.00**	**162,713.73**	**0.00**
9000-0000	**EXTRAORDINARY ITEMS**				
9000-0010	Prior Period Adjustments	0.00	0.00	119,619.56	0.00
9000-9999	**TOTAL EXTRAORDINARY ITEMS**	**0.00**	**0.00**	**119,619.56**	**0.00**
9899-9999	**NET INCOME (LOSS)**	**-4,619.70**	**0.00**	**-343,267.06**	**0.00**
	ADJUSTMENTS				
1000-0000	**ASSETS**				
1010-0000	**CASH & CASH EQUIVALENTS**				
1030-0000	**RESTRICTED CASH**				
1030-0021	Interest Reserve	327.22	0.00	-5,238.33	0.00
1030-9999	**TOTAL RESTRICTED CASH**	**327.22**	**0.00**	**-5,238.33**	**0.00**
1100-9999	**TOTAL CASH & CASH EQUIVALENTS**	**327.22**	**0.00**	**-5,238.33**	**0.00**
1200-0000	**ACCOUNTS RECEIVABLE**				
1210-0000	**TRADE RECEIVABLE (NET)**				
1210-0010	A/R Accounts Receivable	-1,837.00	0.00	-1,837.00	0.00
1210-9999	**TOTAL TRADE RECEIVABLE (NET)**	**-1,837.00**	**0.00**	**-1,837.00**	**0.00**
1299-9999	**TOTAL ACCOUNTS RECEIVABLE**	**-1,837.00**	**0.00**	**-1,837.00**	**0.00**
1300-0000	**PREPAID EXPENSES**				
1300-0010	Prepaid Insurance	-2,275.42	0.00	-2,275.42	0.00
1300-0030	Prepaid Mortgage Costs	940.63	0.00	0.00	0.00
1300-9999	**TOTAL PREPAID EXPENSES**	**-1,334.79**	**0.00**	**-2,275.42**	**0.00**
1400-0000	**LAND, BUILDING AND IMPROVEMENTS (NET)**				
1410-0000	**LAND, BUILDING AND IMPROVEMENTS (IN PROGRESS)**				
1410-0010	WIP (Work In Progress)	239,149.39	0.00	-1,251,100.82	0.00
1410-0012	WIP Hanini Migration - DO NOT USE	0.00	0.00	-25,000.00	0.00

1410-9999	TOTAL LAND, BUILDING AND IMPROVEMENTS (IN	239,149.39	0.00	-1,276,100.82	0.00
1420-0000	LAND, BUILDING AND IMPROVEMENTS (IN USE)				
1420-9999	TOTAL LAND, BUILDING AND IMPROVEMENTS (IN	0.00	0.00	0.00	0.00
1449-9999	TOTAL LAND, BUILDING AND IMPROVEMENTS (NI	239,149.39	0.00	-1,276,100.82	0.00
1480-0000	Lease Commissions	-55,319.15	0.00	-52,726.07	0.00
1490-0000	INTANGIBLE ASSETS (NET)				
1490-9990	Accum Amortization	0.00	0.00	-5,266.67	0.00
1490-9999	TOTAL INTANGIBLE ASSETS (NET)	0.00	0.00	-5,266.67	0.00
1999-9999	TOTAL ASSETS	180,985.67	0.00	-1,343,444.31	0.00
2000-0000	LIABILITIES AND CAPITAL				
2100-0000	LIABILITIES				
2200-0000	ACCOUNTS PAYABLE				
2200-0010	Accounts Payable	-195,025.75	0.00	-731,347.60	0.00
2200-9999	TOTAL ACCOUNTS PAYABLE	-195,025.75	0.00	-731,347.60	0.00
2320-0000	ACCRUED EXPENSES				
2320-0050	Accrued Exp Other	3,500.00	0.00	3,500.00	0.00
2320-9999	TOTAL ACCRUED EXPENSES	3,500.00	0.00	3,500.00	0.00
2330-0000	INTERCOMPANY				
2330-0020	Due to/from Affiliate	-15,060.69	0.00	46,013.65	0.00
2330-9999	TOTAL INTERCOMPANY	-15,060.69	0.00	46,013.65	0.00
2340-0000	OTHER CURRENT LIABILITIES				
2340-0010	Retainage Payable	-75,890.77	0.00	-172,804.99	0.00
2340-9999	TOTAL OTHER CURRENT LIABILITIES	-75,890.77	0.00	-172,804.99	0.00
2500-0000	LOANS PAYABLE				
2500-0010	LP - Shift Neighborhood Fund	69,295.26	0.00	-1,750,000.00	0.00
2500-0260	LP - Essa Bank	250.00	0.00	1,196,672.30	0.00
2500-0700	LP - Insurance	15,910.65	0.00	10,607.10	0.00
2599-9999	TOTAL LOANS PAYABLE	85,455.91	0.00	-542,720.60	0.00
2999-9999	TOTAL LIABILITIES	-197,021.30	0.00	-1,397,359.54	0.00
3000-0000	EQUITY				
3300-1300	Contribution - Accredited	0.00	0.00	12,500.00	0.00
3300-1400	Contribution - Non-Accredited	0.00	0.00	244,900.00	0.00
3300-4300	Contribution - LS BDC Holdings LLC	0.00	0.00	2,458,671.00	0.00
3998-9999	TOTAL EQUITY	0.00	0.00	2,716,071.00	0.00
3999-9999	TOTAL LIABILITIES AND CAPITAL	-197,021.30	0.00	1,318,711.46	0.00
	TOTAL ADJUSTMENTS	-16,035.63	0.00	-24,732.85	0.00
	CASH FLOW	-20,655.33	0.00	-367,999.91	0.00

	Period to Date	Beginning Balance	Ending Balance	Difference
1020-0010	Operating Cash 1	0.00	0.00	0.00
1020-0030	Operating Cash 3	61,055.89	37,010.14	-24,045.75
1020-0050	Operating Cash 5	-6,322.70	0.00	6,322.70
1020-0060	Operating Cash 6	224,829.12	221,896.84	-2,932.28
1030-0021	Interest Reserve	5,565.55	5,238.33	-327.22
	Total Cash	285,127.86	264,145.31	-20,982.55

	Year to Date	Beginning Balance	Ending Balance	Difference
1020-0010	Operating Cash 1	0.00	0.00	0.00

1020-0030	Operating Cash 3	634,561.17	37,010.14	-597,551.03
1020-0050	Operating Cash 5	0.00	0.00	0.00
1020-0060	Operating Cash 6	0.00	221,896.84	221,896.84
1030-0021	Interest Reserve	0.00	5,238.33	5,238.33
	Total Cash	**634,561.17**	**264,145.31**	**-370,415.86**

EXHIBIT D: THE COMPANY'S LLC AGREEMENT

3360 FRANKFORD LLC

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement (this "Agreement"), entered into and effective on August 23, 2023 (the "Effective Date"), by and among 3360 Frankford LLC, a Delaware limited liability company (the "Company"), the Class A Members set forth on the signature page hereto (the "Class A Members"), and the persons and entities who purchase Class B Shares following the date of this Agreement (which may include Class A Members) (the "Class B Members"). The Class A Members and Class B Members are sometimes referred to as "Members" in this Agreement.

BACKGROUND

I.   The Company was formed on January 10, 2022, pursuant to the Pennsylvania Uniform Limited Liability Company Act of 2016.

II.   The Company and the Class A Members entered into an agreement captioned Operating Agreement of the Company dated effective as of December 31, 2021 (the "Original LLC Agreement").

III.   On August 23, 2023, the Company was converted to a Delaware limited liability company pursuant to Delaware and Pennsylvania law.

IV.   The Company and the Members wish to amend and restate the Original LLC Agreement in its entirety.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company shall be continued in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purposes set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with the Act, conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall continue to be "3360 Frankford LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to acquire, own, operate, lease, finance, manage, repair, and develop the real property and improvements located at 3360-64 Frankford Avenue, Philadelphia, Pennsylvania (the "Property"), including the development of a two (2) story commercial building containing approximately 28,000 square feet to be occupied by one or more tenants (such activities being referred to herein as the "Project"), as described more fully in the Form C of the Company dated August 24, 2023 and available on www.smallchange.co, as amended (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Prior to the Effective Date, the Class A Members contributed capital to the Company in the amounts set forth on Exhibit A. Following the Effective Date, each Class B Member shall contribute to the capital of the Company the amount set forth on his, her, or its Investment Agreement, and Class A Members shall not be required to contribute additional capital (but may choose to contribute capital as Class A Members). All contributions of capital by the Members are referred to herein as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. The Manager, the Class A Members or their affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by the Manager or any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6. Under any circumstance requiring a return of all or any portion of a Capital Contribution, no Member shall have the right to receive property other than cash; and

2.4.7. No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

2.6. **Guaranties**. If any Class A Member guaranties any indebtedness of the Company, including but not limited to a payment guaranty, a completion guaranty, or a carve-out guaranty, and is later required to make any payment with respect to such guaranty, then the amount of such payment that is not otherwise reimbursed to such Class A Member shall be treated as a Member Loan.

3. **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1. **Shares**. As of the Effective Date, the limited liability company interests of the Company shall be denominated by One Million Ten Thousand (1,010,000) "Shares," of which Ten Thousand (10,000) shall be designated as "Class A Shares" and One Million (1,000,000) shall be designated as "Class B Shares". The Class A Shares shall be owned by the Class A Members, as set forth on Exhibit A. The Class B Shares shall be owned by the Class B Members. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.   **Preemptive Rights**.

3.2.1.   **In General**. Before issuing New Shares, the Manager shall notify each Class B Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Class B Member's *pro rata* number of New Shares (based on the respective Class B Percentage Interests of each Class B Member) and how the proceeds from the sale of New Shares will be used. Each Class B Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Class B Member wishes to purchase, if any. If a Class B Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Class B Member shall be deemed to have declined to purchase any New Shares.

3.2.2.   **Allotment**. If Class B Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Class B Member shall purchase the number of New Shares such Class B Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Class B Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Class B Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Class B Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Class B Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Class B Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Class B Members.

3.2.3.   **Restrictions Based on Offering Requirements**. The Manager may limit the rights described in in this section 3.2 to Class B Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities Act of 1933, as amended. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this section 3.2 to Class A Members who are then "accredited investors" under 17 CFR §230.501(a).

3.3.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Shares, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.4.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.5.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.6.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional Capital Contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Definitions**.

4.1.1.   "Distributable Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, Capital Contributions, distributions to the Members, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, interest on interest-bearing accounts, the cost of preparing tax returns and other financial information, legal fees, escrow fees, bank fees, and all of the operating expenses of the Company.

4.1.2.   "Investor IRR" means, for each Class B Member, such Class B Member's IRR taking into account such Class B Member's Capital Contribution (measured from the date the Class B Member's Capital Contribution was released from escrow and transferred to the Company's account) and all distributions received by such Class B Member, and by assuming that the residual value of such Class B Member's Class B Shares is zero ($0) at the time of the distribution.

4.1.3.   "IRR" means internal rate of return, calculated using the XIRR function in Microsoft Excel.

4.1.4.   "Shift Member" means Shift Neighborhood Fund LP, a Delaware limited partnership.

4.1.5.   "Shift Priority Amount" shall mean $190,000

4.2.   **Distributions**.

4.2.1.   **In General**. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Distributable Cash as follows:

(a)   First, to the Shift Member until it has received the Shift Priority Amount, taking into account the current distribution and all previous distributions;

(b)   Second, twenty-nine and two tenth percent (29.2%) to the Class A Members and seventy and eight tenths percent (70.8%) to the Class B Members, until each Class B Member has received an Investor IRR of eight percent (8%)

(c)   Third, thirty percent (30%) to the Class A Members and seventy percent (70%) to the Class B Members until each Class B Member has received an Investor IRR of twelve percent (12%); and

(d)   Thereafter, forty percent (40%) to the Class A Members and sixty percent (60%) to the Class B Members.

4.2.2.   **Distributions Within Classes**. Distributions made to the Class A Members as a group shall be divided among them based on the number of Class A Shares owned by each, and distributions made to the Class B Members as a group shall be divided among them based on the number of Class B Shares owned by each.

4.3   **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this Article Four. If any Member receives a smaller or larger distribution pursuant to this section than he, she or it would have received had the same aggregate amount been distributed pursuant to section 4.2, then subsequent distributions shall be adjusted accordingly.

4.4   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.5   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.6   **Other Rules Governing Distributions**. No distribution prohibited under the Act or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited under the Act shall be liable as provided therein.

4.7 **Allocations of Profits and Losses**.

4.7.1 **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.7.2 **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.7.3 **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.7.4 **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.7.5 **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Shift Operations LLC ("Shift Operations") as the "manager" within the meaning of the Act. In that capacity, Shift Operations is referred to in this Agreement as the "Manager."

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Class B Shares from time to time; (ii) issue Class B Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Class B Members; (iii) make all decisions concerning the Property and Project; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5.   **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4.   **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5.   **Offering Expenses**. The Company shall reimburse the Manager for the cost of offering Class B Shares to investors, including legal and accounting expenses.

5.6.   **Compensation of Manager and Affiliates**.

5.6.1.   **Property Management Fee**. The Company shall pay Shift Operations a monthly property management fee equal to four percent (4%) of the gross revenues generated by the Property during the preceding month (the "Property Management Fee").

5.6.2.   **Asset Management Fee**. The Company shall pay Shift Operations or an affiliate an annual management fee of Fifteen Thousand Dollars ($15,000.00) (the "Annual Management Fee"). The Annual Management Fee shall be paid on such dates as determined by the Manager.

5.6.3.   **Development Fee**. The Company shall pay a development fee equal to five percent (5%) of the hard costs (including contingency) and remediation costs incurred by the Company to develop the Project (which amount shall be subject to adjustment based on the final costs actually incurred by the Company) (the "Development Fee"). The Development Fee will be paid in accordance with a schedule approved by the Manager as follows: (i) fifty-five percent (55%) to Voyage 3360 Frankford LLC; and (ii) forty-five percent (45%) to Shift.

5.6.4.   **Leasing Commission**. The Company shall pay to Shift a leasing commission equal to one percent (1%) of the value of any lease entered into by the Company (including, but not limited to, any expansions, renewals or extensions of any existing lease).

5.6.5.   **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

5.7. **No Removal of Manager**. Notwithstanding any provision of the Act to the contrary, the Manager may not be removed by the Members.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the Guarantors, (iii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iv) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, to the fullest extent permitted by law, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. To the fullest extent permitted by law, whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct. In addition to the foregoing, to the fullest extent permitted by the Act, the Company will indemnify each Guarantor against any amounts paid by such Guarantor under a Guaranty unless the amounts paid by such Guarantor proximately result from such Guarantor's material breach of such Guaranty.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, to the extent the assets of the Company, including but not limited to proceeds of liability insurance (if any), are not sufficient to satisfy the Company's indemnification obligations, the Manager may recall distributions from the Members during the term of the Company, and for a period ending one (1) year after dissolution of the Company, to the extent of distributions received from the Company within the one-year period prior to the date any such distribution is being recalled. Any such recall shall be made among the Members pro rata based on the distributions received by the Members. Such recalled distributions received by the Company pursuant to this section 6.2.3(e) shall be treated as a Capital Contribution for all purposes of this Agreement.

(f)　**Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.2.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.　**Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.　**Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.　**Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

7.　**ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.　**Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.　**Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.　**Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4.   **Right of Inspection**.

7.4.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Class B Member shall have a right to a list of the Class B Members or any information regarding the Class B Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Transfers by Members**.

8.1.1. **In General**. No Member (a "<u>Transferor</u>") may sell, transfer, dispose of, or encumber (each, a "<u>Transfer</u>") any of his, her, or its Shares, without or without consideration, except with the prior written consent of the Manager. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2. **First Right of Refusal**.

(a) **In General**. In the event a Class B Member (the "<u>Selling Member</u>") receives an offer from a third party to acquire all or a portion of his, her, or its Class B Shares (the "<u>Transfer Shares</u>"), then he, she, or it shall notify the Manager, specifying the Class B Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3) If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the

Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3.   **Application to Entities**. In the case of a Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a), (i) the transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5.   **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to the Act, shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6.   **Conditions of Transfer**. A transferee of transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to the Act if and only if all of the following conditions are satisfied:

(a)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b)   A fully executed and acknowledged written transfer agreement between the transferor and the transferee has been filed with the Company;

(c)   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of the Member pursuant to section 8.1.5, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4.   **Waiver of Appraisal Rights**. To the fullest extent permitted by law, each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to the Act or otherwise, as well as any "dissenter's rights."

8.5.   **Mandatory Redemptions**.

8.5.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class B Shares owned by a Class B Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.5.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class B Shares owned by a Class B Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (v) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.5.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.2; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.6.   **Fair Market Value of Assets**.

8.6.1.   **In General**. For purposes of section 8.5, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.6.2. **Special Rules**.

(a) **Designation of Representative**. If the Shares of more than one Class B Member are being purchased, then all such Class B Members shall select a single representative, voting on the basis of the number of Class B Shares owned by each, and such single representative (who may but need not be one of the Class B Members in question) shall speak and act for all such Class B Members.

(b) **Cost of Appraisals**. The Company on one hand and the Class B Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.6.1. If a third appraiser is required, the parties shall share the cost equally.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, (ii) the determination of the Manager to dissolve or (iii) upon such other event requiring dissolution under the Act. To the fullest extent permitted by law, the Members hereby waive the right to have the Company dissolved by judicial decree pursuant to the Act.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with section 4.2.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager's opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Member.

11. **ARTICLE ELEVEN: AMENDMENTS**

11.1. **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1. The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6. An amendment that adds to its own obligations or responsibilities;

11.1.7. A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9. A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Member or requiring a Member to make additional Capital Contributions; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager, Class A Members holding a majority of the Class A Shares and Class B Members holding a majority of the Class B Shares.

11.3. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1. An amendment deleting or modifying any of the amendments already listed in this section 11.3;

11.3.2. An amendment that would require any Member to make additional Capital Contributions; and

11.3.3. An amendment that would impose personal liability on any Member.

11.4. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of the Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class B Members holding at least Twenty Percent (20%) of the Class B Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Class B Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class B Member does not respond for an additional ten (10) calendar days following the reminder such Class B Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class B Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of the State of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.5. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Covered Persons, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.6. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.7. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.8. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.9. **Execution by Members**. It is anticipated that this Agreement will be executed by Class B Members through the execution of a separate Investment Agreement and by Class A Members through the execution of a separate Joinder Agreement.

12.10. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.11. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings. Without limiting the preceding sentence, this Agreement supersedes the Original LLC Agreement for all periods following the Effective Date.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

3360 FRANKFORD LLC

By: Shift Operations LLC, Manager

By <u>// Joseph Brian Murray</u>
      Joseph Brian Murray, Managing Member

SHIFT OPERATIONS LLC

By <u>// Joseph Brian Murray</u>
      Joseph Brian Murray, Managing Member

EXHIBIT A

Class A Member	Capital Contributions	Class A Shares
Shift Neighborhood Fund LP		7,500
Voyage 3360 Frankford LLC		500
Future Home LLC		850
Felt and Fat LLC		300
Eli Kulp		850
TOTAL		**10,000**

3360 FRANKFORD LLC

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Second Amended and Restated Limited Liability Company Agreement (this "Agreement"), entered into and effective on _____October 29_____, 2023 (the "Effective Date"), by and among 3360 Frankford LLC, a Delaware limited liability company (the "Company"), the Class A Members set forth on the signature page hereto (the "Class A Members"), the Class B Members set forth on the signature page hereto and the persons and entities who purchase Class B Shares following the date of this Agreement (which may include Class A Members) (the "Class B Members"). The Class A Members and Class B Members are sometimes referred to as "Members" in this Agreement.

BACKGROUND

I.   The Company was formed on January 10, 2022 pursuant to the Pennsylvania Uniform Limited Liability Company Act of 2016.

II.   The Company and the Class A Members entered into an agreement captioned Operating Agreement of the Company dated effective as of December 31, 2021.

III.   On August 23, 2023 the Company was converted to a Delaware limited liability company pursuant to Delaware and Pennsylvania law and an Amended and Restated Limited Liability Company Agreement dated as of August 23, 2023 was executed by the members of the Company (the "Amended LLC Agreement").

IV.   The Company and the Members wish to amend and restate the Amended LLC Agreement in its entirety.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company shall be continued in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purposes set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with the Act, conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall continue to be "3360 Frankford LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to acquire, own, operate, lease, finance, manage, repair, and develop the real property and improvements located at 3360-64 Frankford Avenue, Philadelphia, Pennsylvania (the "Property"), including the development of a two (2) story commercial building containing approximately 28,000 square feet to be occupied by one or more tenants (such activities being referred to herein as the "Project"), as described more fully in the Form C of the Company dated August 24, 2023 and available on www.smallchange.co, as amended (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   ARTICLE TWO: CONTRIBUTIONS AND LOANS

2.1.   **Contributions of Members**. Prior to the Effective Date, the Class A Members contributed capital to the Company in the amounts set forth on Exhibit A. Each Class B Member has contributed, or shall contribute, to the capital of the Company the amount set forth on his, her, or its Investment Agreement, and Class A Members shall not be required to contribute additional capital (but may choose to contribute capital as Class A Members). All contributions of capital by the Members are referred to herein as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1. **In General**. The Manager, the Class A Members or their affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by the Manager or any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

GB169961v1

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6. Under any circumstance requiring a return of all or any portion of a Capital Contribution, no Member shall have the right to receive property other than cash; and

2.4.7. No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

2.6. **Guaranties**. If any Class A Member guaranties any indebtedness of the Company, including but not limited to a payment guaranty, a completion guaranty, or a carve-out guaranty, and is later required to make any payment with respect to such guaranty, then the amount of such payment that is not otherwise reimbursed to such Class A Member shall be treated as a Member Loan.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. As of August 23, 2023, the limited liability company interests of the Company shall be denominated by One Million Ten Thousand (1,010,000) "Shares," of which Ten Thousand (10,000) shall be designated as "Class A Shares" and One Million (1,000,000) shall be designated as "Class B Shares". Effective as of the Effective Date, the Class A Shares shall be owned by the Class A Members, as set forth on Exhibit A. The Class B Shares shall be owned by the Class B Members. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.   **Preemptive Rights**.

3.2.1.   **In General**. Before issuing New Shares, the Manager shall notify each Class B Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Class B Member's *pro rata* number of New Shares (based on the respective Class B Percentage Interests of each Class B Member) and how the proceeds from the sale of New Shares will be used. Each Class B Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Class B Member wishes to purchase, if any. If a Class B Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Class B Member shall be deemed to have declined to purchase any New Shares.

3.2.2.   **Allotment**. If Class B Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Class B Member shall purchase the number of New Shares such Class B Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Class B Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Class B Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Class B Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Class B Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Class B Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Class B Members.

3.2.3.   **Restrictions Based on Offering Requirements**. The Manager may limit the rights described in in this section 3.2 to Class B Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities Act of 1933, as amended. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this section 3.2 to Class A Members who are then "accredited investors" under 17 CFR §230.501(a).

3.3.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Shares, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.4.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.5.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.6.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional Capital Contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Definitions**.

4.1.1.   "Distributable Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, Capital Contributions, distributions to the Members, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, interest on interest-bearing accounts, the cost of preparing tax returns and other financial information, legal fees, escrow fees, bank fees, and all of the operating expenses of the Company.

4.1.2.   "Investor IRR" means, for each Class B Member, such Class B Member's IRR taking into account such Class B Member's Capital Contribution (measured from the date the Class B Member's Capital Contribution was released from escrow and transferred to the Company's account) and all distributions received by such Class B Member, and by assuming that the residual value of such Class B Member's Class B Shares is zero ($0) at the time of the distribution.

4.1.3.   "IRR" means internal rate of return, calculated using the XIRR function in Microsoft Excel.

4.1.4.   "Shift Member" means Shift Neighborhood Fund LP, a Delaware limited partnership.

4.1.5.   "Shift Priority Amount" shall mean $40,678.

4.2.   **Distributions**.

4.2.1.   **In General**. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Distributable Cash as follows:

(a)   First, to the Shift Member until it has received the Shift Priority Amount, taking into account the current distribution and all previous distributions;

(b)   Second, twenty-nine and two-tenths percent (29.20%) to the Class A Members and seventy and eight-tenths percent (70.80%) to the Class B Members, until each Class B Member has received an Investor IRR of eight percent (8%);

(c)   Third, thirty percent (30%) to the Class A Members and seventy percent (70%) to the Class B Members until each Class B Member has received an Investor IRR of twelve percent (12%); and

(d)   Thereafter, forty percent (40%) to the Class A Members and sixty percent (60%) to the Class B Members.

4.2.2.   **Distributions Within Classes**. Distributions made to the Class A Members as a group shall be divided among them based on the number of Class A Shares owned by each, and distributions made to the Class B Members as a group shall be divided among them based on the number of Class B Shares owned by each.

4.3   **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this Article Four. If any Member receives a smaller or larger distribution pursuant to this section than he, she or it would have received had the same aggregate amount been distributed pursuant to section 4.2, then subsequent distributions shall be adjusted accordingly.

4.4   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.5   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.6   **Other Rules Governing Distributions**. No distribution prohibited under the Act or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited under the Act shall be liable as provided therein.

4.7   **Allocations of Profits and Losses**.

4.7.1   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.7.2   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.7.3   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.7.4   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.7.5   **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Shift Operations LLC ("Shift Operations") as the "manager" within the meaning of the Act. In that capacity, Shift Operations is referred to in this Agreement as the "Manager."

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Class B Shares from time to time; (ii) issue Class B Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Class B Members; (iii) make all decisions concerning the Property and Project; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5. **Offering Expenses**. The Company shall reimburse the Manager for the cost of offering Class B Shares to investors, including legal and accounting expenses.

5.6. **Compensation of Manager and Affiliates**.

5.6.1. **Property Management Fee**. The Company shall pay Shift Operations a monthly property management fee equal to four percent (4%) of the gross revenues generated by the Property during the preceding month (the "Property Management Fee").

5.6.2. **Asset Management Fee**. The Company shall pay Shift Operations or an affiliate an annual management fee of Fifteen Thousand Dollars ($15,000.00) (the "Annual Management Fee"). The Annual Management Fee shall be paid on such dates as determined by the Manager.

5.6.3. **Development Fee**. The Company shall pay a development fee equal to five percent (5%) of the hard costs (including contingency) and remediation costs incurred by the Company to develop the Project (which amount shall be subject to adjustment based on the final costs actually incurred by the Company) (the "Development Fee"). The Development Fee will be paid in accordance with a schedule approved by the Manager as follows: (i) fifty-five percent (55%) to Voyage 3360 Frankford LLC; and (ii) forty-five percent (45%) to Shift.

5.6.4. **Leasing Commission**. The Company shall pay to Shift a leasing commission equal to one percent (1%) of the value of any lease entered into by the Company (including, but not limited to, any expansions, renewals or extensions of any existing lease).

5.6.5. **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

5.7. **No Removal of Manager**. Notwithstanding any provision of the Act to the contrary, the Manager may not be removed by the Members.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means (i) the Manager and its affiliates, (ii) the Guarantors, (iii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iv) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, to the fullest extent permitted by law, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. To the fullest extent permitted by law, whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct. In addition to the foregoing, to the fullest extent permitted by the Act, the Company will indemnify each Guarantor against any amounts paid by such Guarantor under a Guaranty unless the amounts paid by such Guarantor proximately result from such Guarantor's material breach of such Guaranty.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, to the extent the assets of the Company, including but not limited to proceeds of liability insurance (if any), are not sufficient to satisfy the Company's indemnification obligations, the Manager may recall distributions from the Members during the term of the Company, and for a period ending one (1) year after dissolution of the Company, to the extent of distributions received from the Company within the one-year period prior to the date any such distribution is being recalled. Any such recall shall be made among the Members pro rata based on the distributions received by the Members. Such recalled distributions received by the Company pursuant to this section 6.2.3(e) shall be treated as a Capital Contribution for all purposes of this Agreement.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.2.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4.   **Right of Inspection**.

7.4.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4.   **Restrictions**.   The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Class B Member shall have a right to a list of the Class B Members or any information regarding the Class B Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Transfers by Members**.

8.1.1.   **In General**. No Member (a "Transferor") may sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Shares, without or without consideration, except with the prior written consent of the Manager. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2.   **First Right of Refusal**.

(a)   **In General**. In the event a Class B Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Class B Shares (the "Transfer Shares"), then he, she, or it shall notify the Manager, specifying the Class B Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3)   If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3.   **Application to Entities**. In the case of a Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a), (i) the transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5.   **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to the Act, shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6.   **Conditions of Transfer**. A transferee of transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to the Act if and only if all of the following conditions are satisfied:

(a)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b)   A fully executed and acknowledged written transfer agreement between the transferor and the transferee has been filed with the Company;

(c)   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of the Member pursuant to section 8.1.5, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4.   **Waiver of Appraisal Rights**. To the fullest extent permitted by law, each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to the Act or otherwise, as well as any "dissenter's rights."

8.5.   **Mandatory Redemptions**.

8.5.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class B Shares owned by a Class B Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.5.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class B Shares owned by a Class B Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (v) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.5.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.2; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.6.   **Fair Market Value of Assets**.

8.6.1.   **In General**. For purposes of section 8.5, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.6.2.   **Special Rules**.

(a)   **Designation of Representative**. If the Shares of more than one Class B Member are being purchased, then all such Class B Members shall select a single representative, voting on the basis of the number of Class B Shares owned by each, and such single representative (who may but need not be one of the Class B Members in question) shall speak and act for all such Class B Members.

(b)   **Cost of Appraisals**. The Company on one hand and the Class B Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.6.1. If a third appraiser is required, the parties shall share the cost equally.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, (ii) the determination of the Manager to dissolve or (iii) upon such other event requiring dissolution under the Act. To the fullest extent permitted by law, the Members hereby waive the right to have the Company dissolved by judicial decree pursuant to the Act.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with section 4.2.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager's opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Member.

11.   ARTICLE ELEVEN: AMENDMENTS

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6.   An amendment that adds to its own obligations or responsibilities;

11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment

Company Act of 1940;

11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Member or requiring a Member to make additional Capital Contributions; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2.   **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager, Class A Members holding a majority of the Class A Shares and Class B Members holding a majority of the Class B Shares.

11.3.   **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1.   An amendment deleting or modifying any of the amendments already listed in this section 11.3;

11.3.2.   An amendment that would require any Member to make additional Capital Contributions; and

11.3.3.   An amendment that would impose personal liability on any Member.

11.4.   **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of the Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class B

Members holding at least Twenty Percent (20%) of the Class B Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Class B Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class B Member does not respond for an additional ten (10) calendar days following the reminder such Class B Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class B Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12.   **ARTICLE TWELVE: MISCELLANEOUS**

12.1.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3.   **Governing Law**. This Agreement shall be governed by the internal laws of the State of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4.   **Waiver of Jury Trial**.   EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Covered Persons, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10.   **Execution by Members**. It is anticipated that this Agreement will be executed by Class B Members through the execution of a separate Investment Agreement and by Class A Members through the execution of a separate Joinder Agreement.

12.11.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings. Without limiting the preceding sentence, this Agreement supersedes the Amended LLC Agreement for all periods following the Effective Date.


[SIGNATURE PAGE TO FOLLOW]


IN WITNESS WHEREOF, the undersigned parties have executed this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

3360 FRANKFORD LLC

By: Shift Operations LLC, Manager

By _____
Joseph Brian Murray
Managing Member

SHIFT OPERATIONS LLC

By _____
Joseph Brian Murray
Managing Member

IN WITNESS WHEREOF, the undersigned parties have executed this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

CLASS A MEMBER:

INDIVIDUALS SIGN BELOW:

Eli Kulp

_____
Signature

___Eli Kulp_____   Date: ___10/27/2023_____
Print Name

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:

Name of Entity:___Future Home LLC_____

Nathaniel Mell

By: _____   Date: ___10/27/2023_____
   Name:___Nathaniel Mell_____
   Title:___Partner_____

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:

Name of Entity:___Felt and Fat LLC_____

Nathaniel Mell

By: _____   Date: ___10/27/2023_____
   Name:___Nathaniel Mell_____
   Title:___CEO_____

GB169961v1

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:

Name of Entity: Voyage 3360 Frankford LLC

By: *Alexander Robles*
    Name: Alexander Robles
    Title: Manager

Date: 10/27/2023

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:

Name of Entity: Shift Neighborhood Fund LP

By: _____
    Name: Joseph Brian Murray
    Title: Authorized Signer

Date: 10/29/2023

IN WITNESS WHEREOF, the undersigned parties have executed this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

CLASS B MEMBER:

INDIVIDUALS SIGN BELOW:	
Laura K McKenna	
_____	
Signature	
Laura K McKenna	Date: 10-27-2023
_____	_____
Print Name	

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:	
Name of Entity:_____	
By: _____	Date: _____
Name: _____	
Title: _____	

EXHIBIT A

Class A Member	Capital Contributions	Class A Shares
Shift Neighborhood Fund LP	$835,332	8,550
Voyage 3360 Frankford LLC	$48,870	500
Future Home LLC	$39,606	410
Felt and Fat LLC	$13,979	140
Eli Kulp	$39,606	410
TOTAL	**$977,392**	**10,000**
Class B Members	**Capital Contributions**	**Class B Shares**
On file with books and records of the Company	On file with books and records of the Company	On file with books and records of the Company

EXHIBIT E: SUMMARY FOR LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C-AR.

Formation and Ownership

The Company was initially formed in Pennsylvania. In August 2023 the Company converted to a Delaware limited liability company and is now governed by the Delaware Limited Liability Company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business is managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

Investors are not required to make any further Capital contributions to the Company beyond their initial investment. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor is personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates is entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT F: SUMMARY OF FEDERAL TAX CONSEQUENCES

The following summarizes some of the U.S. Federal income tax consequences of acquiring Class B Shares. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class B Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

The Company is treated as partnerships for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Members

Because they are treated as partnerships, the Company is subject to Federal income taxes. Instead, each Investor is required to report on his personal Federal income tax return his, her, or its distributive share of the income, gains, losses, deductions and credits for the taxable year from the Project, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the Project LLC Agreement and the Company LLC Agreement.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
  - The owner's share of 20% of the wages paid by the partnership; plus
  - The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Company does not expect to pay wages, but it will own depreciable assets. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the losses from the Project, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Project against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class B Share. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class B Share). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of taxable and tax-exempt income; and his, her, or its share of certain liabilities. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of losses and deductions; and any decrease in his, her, or its share of liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of losses to the extent the losses exceed the amount the Investor is considered to have at risk. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor is not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company is treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase an Class B Share and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability is allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor is treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Class B Share) then the Investor is treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Project is allocated among all the owners of the Company in the manner described in the Company LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each owner is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the owners.

Sale or Exchange of the Class B Shares

In general, the sale of Class B Shares by an Investor is treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of an Class B Share, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers an Class B Share at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of a Class B Share will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class B Share. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class B Share against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of a Class B Share by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his Class B Share. The deceased Investor's transferee will get a basis in the Class B Share equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Class B Share. Any such gain generally will be considered as gain from the sale of the Class B Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of a Class B Share or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of a Class B Share. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.